Exhibit 99.4

IDEX Biometrics ASA releases

Interim Report for the First Quarter of 2021

Oslo, Norway – 12 May 2021 - IDEX Biometrics ASA (IDEX or the Company), a leading provider of advanced fingerprint identification and authentication solutions for payment cards and adjacent applications, today released its financial results for the first quarter ended March 31, 2021.

The first quarter report is enclosed in pdf file. This document and other materials are also archived on the Company’s website: www.idexbiometrics.com.

First Quarter Results

IDEX recorded consolidated revenue of $624,000 for the first quarter of 2021, an increase of approximately 4% from the fourth quarter of 2020 and over 500% from the first quarter of 2020. Revenue recorded in the current period was primarily related to continued shipments to an important early-adopter implementing a global network access control solution based on our second-generation sensor product, but included initial volume shipments of the Company’s third generation TrustedBioTM products for payment card applications.

Total operating expenses for the first quarter of 2021 were $8.1 million, compared to $7.8 million for the fourth quarter of 2020 and $6.4 million for the first quarter of 2020.

The Company recorded a net loss of ($7.5 million) for the first quarter of 2021, compared to a net loss of ($7.2 million) for the fourth quarter of 2020 and net loss of ($6.3 million) for the first quarter of 2020. Loss per weighted average basic share was ($0.01) for each of the first quarter of 2021, the fourth quarter of 2020, and the first quarter of 2020.

Cash flow from operations was ($6.9 million) for the first quarter of 2021, ($6.3 million) for the fourth quarter of 2020, and ($5.2 million) for the first quarter of 2020.

At March 31, 2021, the Company had a cash balance of $25.9 million, compared to $7.3 million at December 31, 2020.

First Quarter Highlights

•	On February 15, 2021, the Company completed a private placement of common shares, raising $27.2 million, before expenses.

•

On February 26, 2021, IDEX completed the process of registering 60.0 million common shares for trading in the United States, and the accompanying NASDAQ listing of 800,000 American Depositary Shares, each representing 75 shares of common stock.

•	Notable commercial achievements included:

•

IDEX’s customer and partner, IDEMIA, launched the second generation of its F.CODE TM payment card, which utilizes IDEX’s TrustedBio™ sensor. The F.CODE card is the most highly integrated solution available today, leading the industry in terms of biometric performance and card integration efficiency.

•

IDEX achieved certification from China UnionPay, China’s largest provider of bank card services and transaction networks, for a biometric payment card based on TrustedBio under development with our partner Goldpac Group, a leading Chinese financial services vendor. This is IDEX’s second certification with a card manufacturer on the China UnionPay payment network.

•	IDEX made further progress in pursuit of the emerging Digital Currency Electronic Payment (DC/EP) initiative of the People’s Bank of China:

•	IDEX’s fingerprint sensors and biometric technologies featured in Digital Benminbi Hardware Wallet trials being conducted by the Postal Savings Bank of China.

•	Goldpac has selected IDEX as a strategic technology partner and has placed initial orders with IDEX in support of the DC/EP initiative.

•	Chutian Dragon, a leading, independent card manufacturer in China, expanded its ongoing collaboration with IDEX to include development of a digital currency solution for the DC/EP initiative.

•

On April 26, 2021, James A. Simms joined the Company as Chief Financial Officer, based in the Company’s US headquarters in Wilmington, MA. Mr. Simms has extensive experience with publicly listed companies across high technology.

Commenting on first quarter performance, Vince Graziani, Chief Executive Officer of IDEX, stated, “Commercial interest in card-based biometric authentication is growing globally at an accelerating pace, and an ecosystem up and down the supply chain is developing. With opportunities in payment cards, access control, and, potentially, digital currencies, I believe IDEX has a promising future. As the COVID-19 pandemic abates, we anticipate a resumption of bank trials on a large scale, followed by increasing production orders for our TrustedBio solutions, which offer superior performance at market-leading price points.”

For further information contact:

Marianne Bøe, Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 9180 0186

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and NASDAQ: IDAF) is a leading provider of a leading provider of advanced fingerprint identification and authentication solutions for payment cards and adjacent applications, offering simple, secure and personal authentication for all. We help people make payments, prove their identity, gain access to information, unlock devices or gain admittance to buildings with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com and follow on Twitter @IDEXBiometrics

Trademark Statement

The wordmark ‘IDEX’, the trade name TrustedBio, and the IDEX logo are registered trademarks of IDEX Biometrics ASA. All other brands or product names are the property of their respective holders.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act